Exhibit 12.1

PrivateBancorp, Inc.

Calculation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Year Ended December 31,
	2003		2002		2001		2000		1999
Including Interest on Deposits
Earnings:
Earnings before income taxes	$26,571		$14,277		$8,251		$6,688		$4,172
Fixed charges from below	30,354		31,241		37,637		33,331		16,605

Earnings	$56,925		$45,518		$45,888		$40,019		$20,777
Fixed charges:
Interest expense	$30,354		$31,241		$37,637		$33,331		$16,605
Interest portion of fixed rentals (1)	—		—		—		—		—

Total interest expense	$30,354		$31,241		$37,637		$33,331		$16,605

Ratio of Earnings to Fixed Charges	1.88	X	1.46	X	1.22	X	1.20	X	1.25	X

Excluding Interest on Deposits
Earnings:
Earnings before income taxes	$26,571		$14,277		$8,251		$6,688		$4,172
Fixed charges from below	6,442		7,264		8,058		4,116		931

Earnings	$33,013		$21,541		$16,309		$10,804		$5,103
Fixed charges:
Interest expense excluding interest on deposits	$6,442		$7,264		$8,058		$4,116		$931
Interest portion of fixed rentals (1)	$—		—		$—		—		—

Total Interest expense	$6,442		$7,264		$8,058		$4,116		$931

Ratio of Earnings to Fixed Charges	5.12	X	2.97	X	2.02	X	2.62	X	5.48	X

(1)	The Company is not a party to any capital leases; therefore, this item is not applicable. All leases are operating leases.